June 4, 2025

Aamira Chaudhry

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Calor Del Sol Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed April 2, 2025 File No. 333-280138

Dear Miss Chaudhry;

In response to your letter dated April 9, 2025, the following information, corresponding sequentially to the paragraph in your letter, is hereby submitted on behalf of Calor Del Sol Inc. (the “Company”). Amendment No. 5 to the Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s April 9, 2025, letter in italicized text immediately before our response.

Amendment No. 5 to Registration Statement on Form S-1 filed April 2, 2025 Financial Statements, page 34

We have updated our financial statements pursuant to Rule 8-08 of Regulation S-X.

Thank you for your assistance.

Very truly yours,

Calor Del Sol Inc.

/s/ Alejandro Hernandez
Alejandro Hernandez
President/Chief Executive Officer